

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via U.S. Mail
Johan M. (Thijs) Spoor
Chief Executive Officer
FluoroPharma Medical, Inc.
500 Boylston Street, Suite 1600
Boston, MA 02116

Re: FlouroPharma Medical, Inc.
Current Report on Form 8-K dated February 14, 2011
Filed May 16, 2011
File No. 333-147193

Form 10-Q for the period ended June 30, 2011
Filed May 16, 2011
File No. 333-147193

Dear Mr. Spoor:

We have reviewed the above-captioned filings and have the comments below.

Form 10-Q for the Period Ended June 30, 2011

General

1. We note your response to comment one from our letter dated August 16, 2011. You indicated that you intend to amend your Form 10-Q for the period ended June 30, 2011 to reflect the preferred stock dividend. Please tell us what consideration you gave to the filing an Item 4.02 Form 8-K. We also remind you that when you file your restated Form 10-Q you should appropriately address the following:

- Full compliance with ASC 250-10-45-23 and ASC 250-10-50-7,
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data, as applicable,
- updated Item 4 disclosures should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,

        o   how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

        o   changes to internal controls over financial reporting, and

        o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-K, and

- include all updated certifications.

Please also show us your revised earnings per share calculations.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Nudrat S. Salik, Staff Accountant, at (202) 551-3692 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (212) 930-9725
        Marc J. Ross, Esq.
        Marcelle S. Balcombe, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006